EXHIBIT F-2

January 10, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  New Century Energies, Inc., et al./File No. 70-9531

Ladies and Gentlemen:

     I am Associate General Counsel for New Century Services, Inc., the service company subsidiary of New Century Energies, Inc. ("NCE"). NCE is a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935. This opinion letter is delivered pursuant to the rules of the Commission thereunder as an exhibit to the Application-Declaration on Form U-1 in the above file (including any amendments thereto, the "Application").

     In connection with this opinion, I have reviewed the Application and such other documents and made such other investigation as I have deemed appropriate.

     Based on the foregoing and subject to the other paragraphs hereof, I express the following opinions:

     1. All state laws applicable to the proposed transactions will have been complied with.

     2. The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by NCE or any associate company thereof.

     The foregoing opinions assume that the proposed transactions are consummated in accordance with the Application and the Commission's order granting and permitting the Application to become effective.

     I am admitted to the bar of the State of Colorado. The foregoing opinions are limited to the laws of the State of Colorado, the Delaware General Corporation Law and the Delaware Limited Liability Company Act.

     I hereby consent to the Commission's use of this opinion letter in connection with the Application. This opinion letter may not be used for any other purpose or relied on by or furnished to any other party without my prior written consent.

                                     Sincerely,


                                     /s/William M. Dudley